Exhibit 99.2

TERM SHEET FOR AN ASSET PURCHASE TRANSACTION

Dated: August 4, 2008

The Parties	Scopus Video Networks Ltd. (the “Buyer”), Optibase Ltd. (“Optibase”) and Optibase, Inc. (the “Subsidiary”) (“Optibase” and the “Subsidiary” collectively the “Seller”).

Transaction Overview	The Buyer will purchase and acquire from the Seller all right, title, interest in and related to the Seller’s digital video and streaming business (the “Business”), including, without limitation, (i) all intellectual property connected to the Business (including, without limitation, optibase.com and related domain names), (ii) all contracts, agreements and other similar undertakings related to the Business (iii) inventories, (iv) fixed assets and (v) the Approved Enterprise(s) (collectively, the “Assets”) and shall assume all liabilities and obligations related to the Business, including, without limitation, the obligations of the Seller to pay customary royalties to the Office of the Chief Scientist (the “OCS”) (subject to the following section), but not including the Excluded Assets and Excluded Liabilities, as defined herein (the “Liabilities”, and together with the Assets, the “Acquired Assets”). Such transaction is referred to herein as the “Transaction”.

Excluded Assets and Excluded Liabilities	The Acquired Assets shall not include (i) Seller’s cash and cash equivalents, (ii) Optibase’s holdings in (a) V.Box Communications Ltd., (b) Mobixell Networks, Inc., (c) the Buyer, and (d) the Subsidiary, (iii) accounts receivables and (iv) certain other assets that may be identified by the Parties during the due diligence process and agreed upon between the Parties (collectively the “Excluded Assets”), provided, however, that the value of the Assets shall exceed the value of the Liabilities at the Closing. To that end, the Definitive Agreements shall contain, among other things, an adjustment mechanism, where Optibase shall pay cash to Scopus in the amount and to the extent that the working capital (as shall be defined therein, following due diligence) at Closing is less than $200,000. The Liabilities shall not include (i) liabilities relating to claims and lawsuits the grounds for which arose prior to the Closing, including without limitation, the Seller’s existing VSoft litigation, (ii) employee-related obligations and employee-related liabilities relating to the period prior to the Closing, (iii) tax liabilities, (iv) accounts payable not related to the conduct of the Business following the Closing, such as rental payments for period prior to the Closing, (v) Transaction expenses, (vi) loans, if any, (vii) liabilities relating to the Excluded Assets and (viii) certain other liabilities that may be identified by the Buyer during the due diligence process and agreed upon between the parties in the Definitive Agreements (the “Excluded Liabilities”).

From the date of Closing of the Definitive Agreements and for a period of 36 months thereafter (the “OCS End Date”), the Buyer and the Seller agree that each party will undertake 50% of the OCS related royalty obligations demanded by the OCS which arose prior to the Closing (the “Pre Closing OCS Obligations”). Notwithstanding the aforesaid, the maximum liability of the Buyer with regard to the Pre Closing OCS Obligations until the OCS End Date shall not exceed the amount of $900,000 and the Seller shall pay any remaining balance. In order to secure Seller’s said obligation, Seller shall deposit the amount of $900,000 to be held in escrow until the earlier of (i) the OCS End Date; or (ii) the payment of the Pre Closing OCS Obligations. The Parties shall jointly cooperate to handle the Pre Closing OCS Obligations and undertake to resolve and repay the Pre Closing OCS Obligations promptly, and in any event, prior to the OCS End Date.

Definitive Agreement/Closing	The parties hereto shall enter into good faith negotiations in order to finalize formal binding definitive agreements (the “Definitive Agreements”) embodying the principle points set forth in this Term Sheet. The signing of the Definitive Agreements is expected to occur within 45 days following the date of this Term Sheet and the closing of the Transaction is expected to occur as soon as practicable thereafter (“Closing”).

Consideration	2,600,000 (two million and six hundred thousand) ordinary shares of the Buyer, currently representing approximately 19% of its share capital on an outstanding pre-issuance basis to be issued by the Buyer to Optibase at the Closing (the “Consideration”). The Buyer will make reasonable commercial efforts to register with the Securities and Exchange Commission (the “SEC”) for resale any shares issued by the Buyer in connection with the Transaction per a written demand of Optibase, subject to customary conditions and limitations. The Buyer shall bear the costs of such registration.

Earn Out	In addition to the Consideration, the Buyer shall issue to Optibase additional ordinary shares (the “Additional Shares”) based on the aggregate revenues deriving from the Optibase Products and related Third Party Products during the Applicable Year, as determined in accordance with U.S. GAAP (the “Revenues”). The Buyer shall issue to Optibase an additional 200,000 (two hundred thousand) of its ordinary shares for each one million dollars ($1,000,000) of Revenues beyond the first eighteen million dollars ($18,000,000) of Revenues, or the pro-rata portion thereof, during the Applicable Year, up to a maximum of 900,000 (nine hundred thousand) Additional Shares. The Additional Shares shall be issued to Optibase by the Buyer promptly following the date the Buyer’s audited or reviewed consolidated financial statements for the last quarter of the Applicable Year are approved by the Board of Directors of the Buyer.

Notwithstanding the aforesaid, if, and only if, the Margin (as calculated below) with regard to the Revenues during the Applicable Year is less than 50%, the calculation of the Revenues for purposes of issuing the Additional Shares shall be amended as follows:

Revenues (as amended) = Margin / 50 x Revenues

For example, if: (i) Revenues during the Applicable Year are twenty million dollars ($20,000,000); and (ii) the Margin is 46%; then the Revenues (as amended) for purposes of issuing the Additional Shares shall be $18,400,000 = (46/50 x 20,000,000)

For purposes of this section:

“Optibase Products” shall mean those existing products of the Seller, additional versions (e.g., updates) of the existing products of the Seller and those in the “Road Map” of the Seller as of the Closing, but shall not include Buyer Products.

“Buyer Products” shall mean those existing products of Buyer, additional versions (e.g., updates) of the existing products of Buyer and those in the “Road Map” of Buyer as of the Closing.

“Third Party Products” shall mean (i) the equipment of third parties, excluding the Buyer Products, included in transactions, projects or solutions provided in conjunction with Optibase Products, and (ii) continual sales deriving from (i) which are provided without the Optibase Products.

“Applicable Year” shall mean the 12-month period commencing on the first day of the fiscal quarter during which the Closing occurs.

“Margin” shall be calculated as follows:

X

Revenues

where X = Revenues minus the sum of (A) the aggregate direct costs of generating the Revenues, including, without limitation, bills of materials (BOM) and direct subcontractors work or 3rd party product cost, and (B) an overhead factor of fifteen (15%) percent of the Revenues.

Representations, Warranties and Covenants	The Definitive Agreements will contain representations, warranties and covenants of the Buyer and the Seller customary and appropriate for a transaction of this nature. In this regard, the Definitive Agreement shall include (i) representations and warranties of the Seller regarding the Business and the Acquired Assets, its recent financial statements and SEC filings (representations regarding the Company’s financial statements and SEC filings shall survive for one year only as of Closing); and (ii) representations and warranties of the Buyer regarding the Consideration, the Additional Shares, its recent financial statements and SEC filings and other specific representations and warranties agreed upon by the Parties after the Seller has completed its due diligence.

Transfer of Employees	At the Closing, the Parties will use their reasonable commercial efforts such that the employment of certain current employees of the Seller to be identified by the Parties will be transferred to the Buyer (the “Transferred Employees”). Amongst the Transferred Employees, the Seller and Buyer will mutually identify certain key employees of the Seller (the “Key Transferred Employees”). The Transferred Employees shall sign all relevant documents related to the transfer of their employment to the Buyer.

At the Closing, based on the Buyer’s due diligence, and in accordance with professional consultations received by the Parties and as shall be agreed upon:

(i) the Seller shall release to the Buyer all funds maintained on behalf of the Transferred Employees and shall supplement the same with such amounts as would have been required to be paid to the Transferred Employees had they been terminated by the Seller without cause on the date of Closing, shall have paid to them all notice period, severance and social benefits payments owed to them as of the Closing, and shall have no residual obligations or liabilities towards any of the same for the period ending at the date of the Closing; or (ii) alternatively, the Seller shall terminate the employment of the employees to be identified by the Buyer and pay them all amounts owing to them under all applicable laws, regulations, customs and contracts, and the Buyer shall hire them.

Rented Premises of the Seller	Subject to the terms and conditions of the existing lease agreements, for a period of three (3) months from the Closing (and with respect to Optibase’s premises located at 7 Shenkar Street, Herzliya Pituach, Israel – for the period beginning on the date of Closing and ending on December 31, 2008), the Transferred Employees, inventory and related equipment will remain located at the current rented premises of the Seller located at 7 Shenkar Street, Herzliya Pituach, Israel, the United States, India and China (the “Existing Optibase Premises”) and the costs (rental fees, property taxes (arnona) and management fees) thereof will be borne by Optibase. In the event the Business will continue to be operated by Buyer, in whole or in part, in the Existing Optibase Premises, whole or in part, following the said periods, the Seller will charge the Buyer back to back for the use of the Existing Optibase Premises.

Due Diligence and Access	The Buyer will conduct a financial, intellectual property and legal due diligence examination of the Business and the Acquired Assets following execution hereof. The Seller will give the Buyer and its respective attorneys, accountants and other advisors full access to any and all personnel, advisors, facilities, books, records and other information through the Closing.

The Seller will conduct a financial, intellectual property and legal due diligence examination of the Buyer following execution hereof. The Buyer will give the Seller and its respective attorneys, accountants and other advisors full access to any and all personnel, advisors, facilities, books, records and other information through the Closing.

Voting Undertaking	Concurrently with the signing of the Definitive Agreements, Tom Wyler, the Chief Executive Officer and Executive Chairman of Optibase shall execute a customary voting agreement to vote in favor of the Transaction.

Conditions to Closing	Without derogating from any other provision of this Term Sheet, the Definitive Agreement will contain customary closing conditions for a transaction of this type, including without limitation the following: (i) all necessary governmental approvals, permits, notifications, consents and authorizations required to sell, transfer, assign, convey and deliver the Acquired Assets shall have been secured, including but not limited to, the approvals of the OCS, the Investment Center and Office of Restrictive Trade Practices, if required, (ii) certain third-party consents as agreed upon in the Definitive Agreement, shall have been secured, (iii) the Transaction shall have been approved in accordance with the requirements of applicable law and its Articles of Association by the General Meeting of the Buyer, (iv) the Transaction shall have been approved in accordance with the requirements of applicable law and its Articles of Association by the General Meeting of Optibase, and (v) a substantial majority of the Key Transferred Employees and the other Transferred Employees shall have agreed to be hired by (or transferred to, as applicable) Buyer.

Board of Directors of the Buyer	All necessary corporate actions will be taken and all approvals received in order to amend the Articles of Association of the Buyer as of the Closing such that the Buyer will no longer have a staggered board and adopt instead standard provisions regarding the appointment of directors at the Buyer’s general meeting by an ordinary majority.

Immediately after the Closing, the Board of Directors of Buyer shall consist of the following members: Louis Silver, Michael Engel, Yaron Simler, Tom (Shlomo) Wyler, Alex Hilman, Orit Leitman and Tali Yaron – Eldar. The Seller undertakes, for a period of one (1) year following the Closing, to use its voting power in the Buyer, as a shareholder, to maintain such Board composition, other than with respect to the Buyer’s existing external directors whose term of service ends in December 2008.

During the three-year period following the Closing, (i) any change in or diversion from the Buyer’s current core line of business or the Business being acquired hereunder, shall require the approval of, and (ii) the monitoring of performance of the Definitive Agreement (including the Pre Closing OCS Obligations) shall be reviewed and supervised by, the Audit Committee of the Buyer.

Management and Name of Buyer	Optibase undertakes that for a period of twelve (12) months following the Closing, Optibase will use its voting power in the Buyer, as a shareholder, (i) to cause the Chief Executive Officer, Mr. Yaron Simler, to continue his service as Chief Executive Officer for a period of at least twelve (12) months following the Closing, provided that he has not been terminated for cause or disability, (ii) to retain the Buyer’s management structure, and (iii) to retain the Buyer’s current name. At or promptly after Closing, Seller shall change its corporate name to a name different from “Optibase Ltd.”. The Buyer undertakes that for a period of twelve (12) months following the Closing it will retain Optibase’s current name in connection with the Optibase Products.

Ordinary Course	During the period from the date hereof and continuing until the Closing, (i) the Seller and the Buyer agree to operate their respective businesses in the ordinary course consistent with past practices and (ii) Buyer shall not issue any shares and/or convertible securities to any third parties (excluding exercise or conversion of outstanding convertible securities and the issuance of stock options to employees and consultants in the ordinary course of business consistent with past practices).

The Seller further agrees that it shall not acquire additional securities of the Buyer until one year following Closing (“Limitation Period”), unless it conducts an ordinary tender offer for the acquisition of at least 5% of the share capital of the Buyer at an offer price at least the then prevailing market price (“Ordinary Tender Offer”). If the Seller conducts an Ordinary Tender Offer during the Limitation Period, thereafter there shall be no further limitations on the Seller regarding its acquisition of additional securities of the Buyer. Notwithstanding the aforesaid, if during the period from the date hereof and continuing until the Closing, it becomes apparent that after the Seller receives the Consideration at the Closing, it will hold 45% or less of the voting rights of the Buyer, the Seller shall be entitled to acquire additional share capital of the Buyer in order to cross the 45% threshold at the Closing without conducting a tender offer.

Indemnification	From and after the Closing and for a period of 36 months thereafter (except in cases of fraud, intentional misrepresentation or intentional breach of a representation or warranty by Seller), the Buyer may seek indemnification from Seller, and Seller shall be obligated to indemnify for damages that arose prior to the Closing as a result of breach of representations, warranties or covenants, Excluded Liabilities and other events set forth in the Definitive Agreement and, except with respect to Excluded Liabilities, (i) up to an aggregate maximum amount of US$ 10,000,000 and (ii) provided, however, that, Buyer shall not be entitled to any such indemnification unless and until the damages exceed $100,000 in the aggregate (in which case, Buyer may seek indemnity from the first dollar). The Definitive Agreement shall include certain indemnification undertakings of the Buyer toward the Sellers customary and appropriate for a transaction of this nature (i) up to an aggregate maximum amount of US$ 10,000,000 and (ii) provided, however, that, Seller shall not be entitled to any such indemnification unless and until the damages exceed $100,000 in the aggregate (in which case, Seller may seek indemnity from the first dollar).

To secure Seller’s indemnification obligations, 10% of the Consideration shall be held in escrow for a period of three years after Closing.

Expenses	Each party shall bear its own costs related to this Term Sheet and the Transaction.

Publication	The Seller and the Buyer will issue a press release following the signing of this Term Sheet regarding the Transaction and the principal terms agreed on under this Term Sheet. The publication of such press release will be coordinated and agreed upon by the Seller and the Buyer. Further, upon the publication of such press release, the Seller will file with the SEC an amendment to schedule 13D to which this Term Sheet will be attached as an exhibit and Buyer, at its discretion, may file the same under Form 6-K.

Non-compete and Non-solicitation	For a period of three years from the Closing, the Seller shall not compete with the Business. For a period of one year from the Closing, the Seller shall not solicit any employee of the Buyer.

Non-Binding Status	Other than the sections entitled “Definitive Agreements” (solely with respect to the negotiation of a Definitive Agreement in good faith), “Due Diligence and Access”, “Ordinary Course”, “Expenses” and “Publication”, which shall be legally binding, this Term Sheet shall not be legally binding on either the Buyer or the Seller. This Term Sheet shall be terminated if the signing of the Definitive Agreements does not occur within 45 days of the date hereof, unless agreed otherwise by the Parties. The proposed Transaction and the terms set forth herein are specifically subject to, among other things, mutual due diligence to the satisfaction of each party, the approval by the Audit Committee and Board of Directors of the Buyer and the Board of Directors of the Seller and the signing of the Definitive Agreements, which in turn will be subject to the satisfaction of the Closing conditions set forth above and other conditions that may be agreed upon between the parties.

/s/ Moshe Eisenberg /s/ Yaron Simler ———————————————————— Scopus Video Networks Ltd. By: Moshe Eisenberg, Chief Financial Officer By: Yaron Simler, Chief Executive Officer	/s/ Tom Wyler /s/ Amir Philips ——————————————————— Optibase Ltd. By: Tom Wyler, President and Chief Executive Officer By: Amir Philips, Chief Financial Officer

/s/ Tom Wyler /s/ Amir Philips ——————————————————— Optibase Inc. By: Tom Wyler, Director By: Amir Philips, Director